02 NOV 25 AM 10: 27

November 21, 2002

02060048

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" KOBE STEEL'S FINANCIAL RESULTS FOR THE FIRST HALF OF FISCAL 2002 (April 1, 2002 TO SEPTEMBER 30, 2002)"

" Establishment of Joint Study Committee among Nippon Steel Corporation, Sumitomo Metal Industries, Ltd. and Kobe Steel, Ltd."

" Signing of the Agreement Concerning Further Strengthening of Collaboration and Cross Share Holding between Nippon Steel Corporation and Kobe Steel, Ltd. "

" Signing of the Agreement Concerning Cooperation in Hot Rolled Steel Sheet, Tie-up Arrangements, and Mutual Capital Subscriptions between Sumitomo Metal Industries and Kobe Steel"

Thank you for your assistance in handling it as required.

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

Sincerely yours,

dlw 11/27

Toru Kurauchi
Finance Department
Kobe Steel, Ltd.

November 14, 2002

Establishment of Joint Study Committee among Nippon Steel Corporation, Sumitomo Metal Industries, Ltd. and Kobe Steel, Ltd.

Nippon Steel Corporation, Sumitomo Metal Industries, Ltd. and Kobe Steel, Ltd. have each signed bilateral agreements with the other two companies concerning bipartite collaboration measures and cross share holding. While each company will accelerate the collaboration measures under those agreements, the three companies have decided to set up Joint Study Committee among them to study items which would further improve business efficiency of each company than under those bilateral agreements.

The three companies will continue to compete against each other while studying and implementing the collaboration measures to enhance their respective competitiveness.

For more information, please contact:

Nippon Steel Corporation
Public Relations Center, Corporate Secretariat Div.
Tel 81-3-3275-5022

Sumitomo Metal Industries, Ltd.
Public Relations Group, PR & IR Div.
Tel 81-3-4416-6115

Kobe Steel, Ltd.
Communication Center
Tel 81-3-5739-6010

November 14, 2002

Signing of the Agreement Concerning Further Strengthening of Collaboration and Cross Share Holding between Nippon Steel Corporation and Kobe Steel, Ltd.

Nippon Steel Corporation (Principal place of business: Chiyoda-ku, Tokyo, President: Akira CHIHAYA) ("Nippon Steel") and Kobe Steel, Ltd. (Principal place of business: Chuo-ku, Kobe, President: Koshi MIZUKOSHI) ("Kobe Steel") agreed in December of last year to pursue collaboration to improve their respective competitiveness and, till now, have been studying and implementing the joint supply of semi-finished products to Nakayama Steel Works, Ltd., and studying specific tie-up measures in the areas such as transportation of steel products, procurement of raw materials, machinery and materials, and measures among the neighboring places of operation and subsidiaries and affiliates of both companies.

Both companies have agreed to accelerate the study of those items which have been under study as well as other new items.

Major study items of the collaboration between the two companies are as follows (Any mutually agreeable items will be added from time to time in the future):

1. To strengthen tie-up arrangements among the affiliates of both companies in the field of steel products processing for improving the respective competitiveness of those affiliates, particularly for structuring optimum production/operation on a regional basis.

2. To achieve greater efficiency of the transportation subsidiaries mainly by strengthening tie-up arrangements in respect of sea transport and relay bases.

3. To accelerate both companies' joint studies on ways to utilize new iron-making and steelmaking processes considering predictable constraints on raw material supplies for blast-furnaces and future environmental issues.

In addition, Nippon Steel and Kobe Steel will supply to Sumitomo Metal

Industries, Ltd. hot rolled steel sheet which becomes necessary as a result of the stoppage of the hot rolling mill at its Wakayama Works.

Further, for ensuring these collaboration measures, Nippon Steel and Kobe Steel have signed an agreement concerning cross share holding (about Yen 3,000 million each).

For more information, please contact:

Nippon Steel Corporation
Public Relations Center, Corporate Secretariat Div.
Tel 81-3-3275-5022
Kobe Steel, Ltd.
Communication Center
Tel 81-3-5739-6010

November 14, 2002

Signing of the Agreement Concerning Cooperation in Hot Rolled Steel Sheet, Tie-up Arrangements, and Mutual Capital Subscriptions between Sumitomo Metal Industries and Kobe Steel

Sumitomo Metal Industries, Ltd. (located in Chuo-ku, Osaka, president: Hiroshi SHIMOZUMA) ("Sumitomo Metals") and Kobe Steel, Ltd. (located in Chuo-ku, Kobe, president: Koshi MIZUKOSHI) ("Kobe Steel") have signed an agreement for Kobe Steel to cooperate in supplying hot rolled steel sheet and hot rolled titanium sheet to Sumitomo Metals, relative to the anticipated shortfall of the two products resulting from the stoppage of the hot rolling mill at Sumitomo Metals' Wakayama Works scheduled by the end of fiscal 2004.

At the same time, Sumitomo Metals and Kobe Steel have also agreed, with the formation of this cooperation relationship, that the mutual tie-up to strengthen the competitiveness of both parties would be implemented over a wide range of areas. The following are the agreed-upon items at this time.

Any new mutually agreeable items that arises in future discussions will be added.

1. Distribution of Steel Products
   Collaborate to effectively utilize product distribution infrastructure, including transit bases, ships and trucks.

2. Procurement of Raw Materials, Supplies and Equipment
   Cooperate in the procurement of raw materials, supplies, and equipment and the mutual use of inventory storage.

3. Cooperation Between Affiliates of Both Companies
   Affiliates of Sumitomo Metals and Kobe Steel will cooperate in improving their operations in such areas as the effective utilization of production capacity and mutual cooperation based on geographical location.

4. Titanium Business
   In addition to the above-mentioned supply of titanium sheet, the two

companies will cooperate in achieving mutual efficiency and cost reduction with regard to raw materials procurement, production and distribution in the titanium business.

Further, for the implementation of these tie-up measures, Sumitomo Metals and Kobe Steel have agreed to mutual capital subscriptions (about Yen 3,000 million each).

Please direct any inquiries about this matter to:

Sumitomo Metal Industries, Ltd.
Public Relations Group, PR & IR Div.
Tel 81-3-4416-6115

Kobe Steel, Ltd.
Communication Center
Tel 81-3-5739-6010

Kobe Steel, Ltd.
Tokyo, Japan
Tokyo Stock Exchange No. 5406

November 21, 2002

KOBE STEEL'S FINANCIAL RESULTS FOR THE FIRST HALF OF FISCAL 2002 (April 1, 2002 TO SEPTEMBER 30, 2002)

TOKYO (November 21, 2002) - Kobe Steel, Ltd. reported today its financial results for the first half of fiscal 2002, ended September 30, 2002.

CONSOLIDATED FINANCIAL SUMMARY

(in millions of yen)	FY2002 first half	FY2001 first half	% Change	FY2001 full year
Net sales	577,370	578,003	(0.0%)	1,198,014
Operating income	34,516	15,249	126.4%	35,499
Ordinary income (loss)*	10,044	(8,871)	----	(13,548)
Net income (loss)	5,228	(10,494)	----	(28,518)
Net income per share	1.83 yen	(3.70 yen)		(10.06 yen)

NON-CONSOLIDATED FINANCIAL SUMMARY

(in millions of yen)	FY2002 first half	FY2001 first half	% change	FY2001 full year
Net sales	389,476	389,231	0.1%	793,952
Operating income	22,194	19,485	13.9%	30,410
Ordinary income (loss)*	7,420	1,186	525.6%	(4,010)
Net income (loss)	4,500	(4,692)	----	(20,991)
Net income per share	1.56 yen	(1.65 yen)		(7.39 yen)

Notes: * Also known as pretax recurring profit (or loss).
Figures in parentheses denote losses or decreases.

CONSOLIDATED SEGMENT SALES (in millions of yen)

	FY2002 first half	FY2001 first half
Iron & Steel	252,492	241,613
Aluminum & Copper	128,093	132,541
Machinery	98,357	93,967
Construction Machinery	73,330	74,168
Real Estate	15,753	23,248
Other Businesses	25,514	39,616
Eliminations	(16,171)	(27,152)
Consolidated net sales	577,370	578,003

OVERSEAS SALES (in millions of yen)

	FY2002 first half	FY2001 first half
Overseas sales	119,451	111,167
Consolidated net sales	577,370	578,003
% overseas sales	20.7%	19.2%

PRODUCTION (in metric tons)

	FY2002 first half	FY2001 first half	% change
Crude steel	3,383,000	3,446,000	(1.8%)
Rolled aluminum products	204,000	204,000	(0.0%)
Rolled copper products	56,000	54,000	5.0%

OVERALL PERFORMANCE

Japan's economy in the first half of fiscal 2002, continued to be severe. Although exports to Asia increased, domestic personal spending and private-sector capital investment were weak as deflationary pressures strengthened.

Under these conditions, Kobe Steel, Ltd. and its group companies carried out measures to reduce overall costs and placed their full effort into increasing profitability. For the half-year period ended September 30, 2002, steel, aluminum and copper sales were dampened due to the stagnant domestic economy. However, machinery-related sales were firm and the wholesale power generation business contributed to sales with the start-up of a power plant. As a result, Kobe Steel had consolidated net sales of 577.3 billion yen. Ordinary income (also known as pretax recurring profit) was 10 billion yen, a considerable improvement over ordinary loss of 8.8 billion yen in the same period last year. Aftertax net income was 5.2 billion yen, versus net loss of 10.4 billion yen in the same period last year.

DIVIDENDS

As the company had undisposed deficits in fiscal 2001, Kobe Steel regrets that it must forgo interim dividend payments in accordance with Japan's Commercial Code.

PERFORMANCE BY BUSINESS SEGMENT

IRON & STEEL

Japan's production of crude steel rose over the same period last year. Although severe conditions persisted amid low private-sector capital investment and construction, overseas markets, in particular Asia, saw a recovery in demand, leading to a rise in exports. In addition, a sharp decrease in inventories brought about a tightening in the market.

On this background, Kobe Steel placed its full energy into marketing activities, and exports improved owing to a sharp increase in overseas demand. Domestic demand continued to be sluggish, leading to lower steel sales, while the start-up of a power plant in the IPP (independent power producer) business contributed to sales. As a result, segment sales rose 4.5% to 252.4 billion yen. Cost reduction measures and the IPP business contributed to a 13.6 billion yen increase in operating income to 21.3 billion yen.

ALUMINUM & COPPER

Shipments of rolled aluminum products went up owing to a rise in aluminum can stock brought about by the increase in bottle cans and an increase in aluminum plate used in semiconductor manufacturing equipment owing to a recovery in IT-related demand. Aluminum extrusions for the automotive market were also firm, leading to higher overall aluminum sales over the previous period last year.

Shipments of rolled copper products also increased. Domestic air conditioner manufacturers continued to shift production overseas, leading to lower domestic demand for copper tube. However, copper strip went up due to a recovery in IT-related demand, leading to higher overall copper sales over the previous period last year.

Higher sales were offset by low raw material prices, leading to a 3.4% decrease in segment sales to 128 billion yen. However, cost reductions and the strong performance of overseas subsidiaries contributed to a 1.6 billion yen increase in operating income to 6.3 billion yen.

MACHINERY

Domestic orders decreased 34.3% to 52 billion yen due to a sharp decrease in demand for municipal solid waste treatment plants. Overseas, orders for equipment for the nuclear power industry and rotating machinery were firm, leading to a 40.5% increase to 14.9 billion yen. Total orders decreased 25.5% to 66.9 billion yen and the backlog of orders was 170.8 billion yen.

As for Machinery sales, last fiscal year's orders for municipal solid waste treatment plants resulted in a 4.7% increase in segment sales of 98.3 billion yen. Operating income increased by 2.1 billion yen to 140 million yen.

CONSTRUCTION MACHINERY

Demand for construction equipment in Japan was down sharply due to curtailed public works projects and low private-sector capital investment.

Overseas, while orders in North America and Europe were sluggish, demand in China rose considerably and Southeast Asian demand was on a recovery path. As a result, segment sales were flat at 73.3 billion yen and operating income rose slightly to 1.4 billion yen, in comparison to the same period last year.

REAL ESTATE

Despite low mortgage rates and the extension of tax breaks for new home purchases, housing starts fell for three consecutive years. Sales in the Real Estate segment went down 32.2% to 15.7 billion yen. Operating income decreased 1.7 billion yen to 1.9 billion yen. Factors include weak consumer interest, low real estate prices due to low land prices, and the higher number of housing units in the same period last year.

OTHER BUSINESSES

In fiscal 2001, the transfer of a majority portion of the equity in an information system subsidiary led to a 35.6% decrease in sales to 25.5 billion yen. Operating income rose 2.2 billion yen to 2.2 billion yen owing to improved performance in a semiconductor inspection subsidiary.

OUTLOOK FOR FISCAL 2002, ENDING MARCH 2003

The operating environment is anticipated to become increasingly severe in the second half of fiscal 2002, ending March 2003, with the direction of the U.S. economy being unclear and the long-slumping Japanese economy weighed down by nonperforming loans. Facing these conditions, Kobe Steel's outlook for its business segments in the second half of the fiscal year are as follows:

IRON & STEEL

Domestic demand for steel products will continue to be severe due to sluggish private-sector capital investment and construction investment. Seasonal increases in civil engineering work and auto demand are forecast to result in second-half sales being similar to first-half fiscal 2002 sales. Demand in Asia is projected to be firm, but the seasonal decrease coupled with the unclear direction of the U.S. economy and China's safeguard measures are anticipated to slightly depress second-half sales, in comparison to first-half fiscal 2002 sales. Subsidiary sales are also expected to rise. As a result, overall segment sales in second-half fiscal 2002 are forecast to increase over the first half.

ALUMINUM & COPPER

Demand for both rolled aluminum and rolled copper products are expected to be firm, following IT-related demand in the first half. However, can stock is expected to decline due to seasonal factors, dampening overall demand. As a result, segment sales are anticipated to be slightly lower than in the first half of the fiscal year.

MACHINERY
Domestic and overseas market conditions will continue to be difficult. As the handing-over of completed municipal solid waste treatment plants and wastewater treatment plants tends to concentrate in the second half of the fiscal year, segment sales are anticipated to improve considerably in comparison to the first-half period.

CONSTRUCTION MACHINERY
Market conditions in the second half will continue to be severe. Segment sales are expected to dip slightly owing to strong marketing in China, where business is growing.

REAL ESTATE
The supply of new housing units will continue to be high, sales competition will be severe, and prices will remain low. However, in the condominium business, which makes up the core of the Real Estate segment, property will be handed over to owners in large developments such as the Maya Seaside Place East in Kobe. As a result, second-half sales are anticipated to sharply increase over the first half.

FISCAL 2002 FULL-YEAR FORECAST

Consolidated second-half sales are expected to be 605 billion yen owing to considerable increases in sales from the Machinery segment and Real Estate segment. For the entire fiscal 2002, Kobe Steel anticipates consolidated sales of 1,180 billion yen.

Ordinary income is forecast to reach 18 billion yen in the second-half period and 28 billion yen for the full fiscal year, due to higher profitability in the Machinery segment and cost reductions in mainly the Iron & Steel segment. Aftertax net income is projected at 5 billion yen in the second half and 10 billion yen for the full year.

CASH FLOWS IN FIRST-HALF FISCAL 2002

Net cash from operating activities increased 17.5 billion yen to 57.3 billion yen owing to an improvement in income before income taxes. Net cash used in investing activities increased 30.1 billion yen to 21.5 billion yen, as payments for fixed assets were lower due to lower capital investment in the IPP business. In addition, income from the sale of fixed assets rose due to the sale of real estate holdings. Free cash flow from the combination of net cash from operating activities plus net cash used in investing activities totaled 78.8 billion yen and was used to pare down interest-bearing liabilities (debt). This resulted in net cash used in financing activities of 93.2 billion yen. As a result, interest-bearing liabilities in first-half fiscal 2002 decreased slightly by 95.4 billion yen to 1,056.9 billion yen. Cash and cash equivalents dipped 15.2 billion yen to 100 billion yen.

MEDIA CONTACT:
Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel +81-3-5739-6010
Fax +81-3-5739-5971
Email www-admin@kobelco.co.jp
Web site: www-admin@kobelco.co.jp

ADDITIONAL INFORMATION ON
KOBE STEEL'S FIRST-HALF FISCAL 2002 RESULTS

MANAGEMENT POLICIES

1. Fundamental Management Strategy

Kobe Steel is focusing on three core areas of business. These areas are 1) materials (steel, welding, aluminum and copper); 2) the independent power producer (IPP) business, which utilizes the infrastructure of the Iron & Steel segment; and 3) the machinery and engineering segments (urban infrastructure, engineering and machinery). The company intends to improve the corporate value of the entire Kobe Steel group by becoming a unified company centered on high return on assets (ROA) and business units with high cash flow.

In fiscal 1999, Kobe Steel turned its business divisions into internal companies, appointed corporate officers, and implemented other measures to improve its management structure. One of management's priorities is to quickly and aggressively rebuild the company's business structure to improve ROA. While strengthening the company by channeling management resources into core businesses, Kobe Steel has been divesting businesses without synergy to the core businesses or those that are unprofitable under a policy called selection and consolidation.

2. Policy for Profit Distribution

Subject to its retained earnings and financial performance, the company aims for an early resumption of dividend payments to its shareholders as soon as possible.

3. Issues on Midterm Management Strategy

In May 2000, Kobe Steel unveiled a three-year Consolidated Midterm Management Plan to rapidly and decisively deal with changes in the business environment.

The plan is centered on reducing interest-bearing liabilities and enhancing ROA by increasing cash flow. By improving its financial position and building a solid business base, Kobe Steel intends to increase its corporate value, an issue of utmost importance. The priority areas in which Kobe Steel excels are automotive lightweighting, the IPP business and the environmental business. The company foresees high growth and high cash flow in these three strategic areas and is focusing its management resources in the three core areas. A company-wide theme being pursued is to apply information technology in the company's businesses to implement change in its business structure.

However, the business environment rapidly deteriorated. In September 2001, Kobe Steel launched temporary cost-reduction measures to cover fiscal years 2002 and 2003. Employees' annual income is being decreased, the remuneration of directors and corporate officers are being reduced, R&D expenses are being curtailed, and general expenses are being lowered. In addition, more employees are being decreased, the overseas plant engineering business is being rebuilt, and the head office is becoming smaller. These and other measures are intended to reduce Kobe Steel's accumulated deficits, improve its financial performance, and build a stable base for improved profitability. In fiscal 2004, the two IPP power plants will go into operation, providing a stable source of revenue. Through these steps, the company forecasts consolidated pretax ordinary income to reach 40 billion yen in fiscal 2004.

In response to changes in steel demand and international competition, Kobe Steel and Nippon Steel Corporation agreed in December 2001 to cooperate in steel production, distribution, and procurement. In November 2002, this cooperative relationship was further strengthened and with Sumitomo Metal Industries, Ltd. a new alliance was formed. The three-way alliance includes mutual equity sharing. The undertaking of additional measures is anticipated to further improve profitability by increasing efficiencies and lowering costs in the Iron & Steel segment.

4. Corporate Governance

Kobe Steel introduced an internal company system to improve the profitability of each business unit and to reform its business structure through the selection and consolidation of its management resources. Also implemented was a system of corporate officers to separate management from operation and to clarify responsibility and authority, as well as speed up decision-making.

Kobe Steel established a Corporate Ethics Committee, which includes members from outside the company. The company established a Corporate Code of Ethics to ensure compliance with the law and implemented procedures to formulate a Corporate Code of Ethics to set standards for ethical conduct.

In June 2000, the Committee formulated the Corporate Code of Ethics to provide guidelines for business conduct. The guidelines provide parameters for operating within the acceptable norms of society under established laws and regulations. The Code of Ethics not only outlines policies and actions, but also describes corporate behavior and employee expectations, including contributing to society and creating a work environment that fosters employee individuality and creativity.

In October 2001, the company established risk management standards to improve its capabilities to deal with risks faced by its businesses. The standards systematically organize risks and set risk prevention measures, monitoring systems, and responsibility systems.

A Compliance Ad Hoc Committee, which includes outside lawyers, was formed and preparations are progressing to build a concrete system for compliance management that observes and respects the law.

Through these policies, Kobe Steel is placing its full efforts into creating a thorough compliance checking system and promoting corporate governance.

1. SUMMARY OF FISCAL 2002 CONSOLIDATED FIRST HALF RESULTS
(April 1, 2002 – September 30, 2002)

(in millions of yen)

	FY2002 First half	FY2001 First half	% change FY02/01	FY2001 Full year
Net sales	577,370	578,003	(0.0%)	1,198,014
Operating income	34,516	15,249	126.4%	35,499
Ordinary income (loss)*	10,044	(8,871)	----	(13,548)
Extraordinary gains	19,709	9,119		29,049
Extraordinary losses	(18,517)	(9,019)		(46,928)
Aftertax net income (loss)	5,228	(10,494)	----	(28,518)
Net income (loss) per share	1.83 yen	(3.70 yen)		(10.06 yen)
Fully diluted earnings per share	----	----		

2. FINANCIAL POSITION

	FY2002 First half	FY2001 First half	FY2001 Full year
Total assets	1,927,515	2,012,402	2,045,302
Total stockholders' equity	285,293	247,142	280,685
Stockholders' equity/total assets	14.8%	12.3%	13.7%
Stockholders' equity per share	99.90 yen	87.34 yen	97.97 yen

3. CONSOLIDATED CASH FLOWS

	FY2002 First half	FY2001 First half	FY2001 Full year
Cash flows from operating activities	57,384	39,882	59,109
Cash flows from investing activities	21,508	(8,684)	(36,481)
Cash flows from financing activities	(93,216)	(28,274)	(36,814)
Cash & cash equivalents at end of year	100,027	130,471	115,292

4. SCOPE OF CONSOLIDATION

Consolidation is based on 159 significant, majority-owned subsidiaries and 47 significant, equity-valued affiliates.

5. CHANGES IN CONSOLIDATION

Newly consolidated subsidiaries	6
Consolidated subsidiaries excluded	3
New equity-valued affiliates	4
Equity-valued affiliates excluded	8

6. CONSOLIDATED FORECAST FOR FISCAL 2002 (ending March 31, 2003)

(in millions of yen)

Estimated net sales	1,180,000
Estimated ordinary income*	28,000
Estimated net income	10,000
Estimated net income per share	3.50 yen

Notes for FY2002 Consolidated First-Half Summary

i. Equity value of net gain of affiliates in first-half 2002: 2,138 million yen
   Equity value of net gain of affiliates in first-half 2001: 620 million yen
   Equity value of net gain of affiliates in fiscal year 2001: 1,240 million yen
ii. Average number of shares in first-half 2002: 2,855,734,156 shares
   Average number of shares in first-half 2001: 2,829,629,832 shares
   Average number of shares in fiscal year 2001: 2,832,553,948 shares
iii. No changes have been made in accounting policies.

iv. Number of shares issued in first-half 2002: 2,855,258,779 shares
Number of shares issued in first-half 2001: 2,829,630,069 shares
Number of shares issued in fiscal year 2001: 2,864,965,892 shares

iv. * Ordinary income is also known as pretax recurring profit (or loss).

7. SEGMENT SALES

(in millions of yen)

		FY2002 First half	FY2001 First half
Sales to outside customers	Iron & Steel	248,439	236,322
	Aluminum & Copper	127,817	132,303
	Machinery	95,600	89,949
	Construction Machinery	73;151	73,206
	Real Estate	13,564	20,511
	Other Businesses	18,797	25,710
	Consolidated net sales	577,370	578,003
Inter-segment sales	Iron & Steel	4,053	5,291
	Aluminum & Copper	275	238
	Machinery	2,757	4,017
	Construction Machinery	178	961
	Real Estate	2,189	2,736
	Other Businesses	6,716	13,906
	Total	16,171	27,152
Total sales	Iron & Steel	252,492	241,613
	Aluminum & Copper	128,093	132,541
	Machinery	98,357	93,967
	Construction Machinery	73,330	74,168
	Real Estate	15,753	23,248
	Other Businesses	25,514	39,616
	Eliminations	(16,171)	(27,152)
	Consolidated net sales	577,370	578,003
Operating costs & expenses	Iron & Steel	231,172	233,953
	Aluminum & Copper	121,742	127,878
	Machinery	98,217	95,957
	Construction Machinery	71,848	73,029
	Real Estate	13,796	19,568
	Other Businesses	23,280	39,614
	Eliminations	(17,202)	(27,248)
	Consolidated operating costs	542,854	562,754
Operating income	Iron & Steel	21,320	7,660
	Aluminum & Copper	6,350	4,663
	Machinery	140	(1,990)
	Construction Machinery	1,482	1,138
	Real Estate	1,957	3,679
	Other Businesses	2,234	1
	Eliminations	1,031	96
	Consolidated operating income	34,516	15,249

8. SEGMENT INFORMATION BY REGION

(in millions of yen)

		FY2002 First half	FY2001 First half
Sales to outside customers	Japan	527,217	520,910
	Asia	18,022	12,611
	North America	9,719	25,144
	Other areas	22,411	19,337
	Total	577,370	578,003
Inter-segment sales	Japan	17,401	15,009
	Asia	522	653
	North America	846	486
	Other areas	182	9
	Total	18,952	16,158
Total sales	Japan	544,618	535,919
	Asia	18,544	13,264
	North America	10,566	25,631
	Other areas	22,594	19,346
	Eliminations	(18,952)	(16,158)
	Total	577,370	578,003
Operating costs & expenses	Japan	513,980	552,786
	Asia	16,956	12,958
	North America	10,292	24,734
	Other areas	21,276	18,543
	Eliminations	(19,650)	(16,268)
	Total	542,854	562,754
Operating income	Japan	30,638	13,133
	Asia	1,588	305
	North America	274	897
	Other areas	1,317	803
	Eliminations	697	109
	Total	34,516	15,249

9. OVERSEAS SALES BY REGION (in millions of yen)

	FY2002 First half	Percentage of net sales	FY2001 First half	Percentage of net sales
Asia	69,101	12.0%	55,509	9.6%
North America	17,178	3.0%	26,159	4.5%
Other areas	33,171	5.8%	29,499	5.1%
Total	119,451	20.7%	111,167	19.2%
Consolidated net sales	577,370		578,003	

Overseas sales consist of export sales of Kobe Steel and its domestic consolidated subsidiaries and sales of overseas consolidated subsidiaries, excluding sales to Japan.

Asia includes China, Taiwan, South Korea, Malaysia and Indonesia.

North America consists of the United States and Canada.

Other areas include Venezuela and Australia.

SUMMARY OF FISCAL 2002 NON-CONSOLIDATED HALF-YEAR RESULTS
(April 1, 2002 – September 30, 2002)

1. FINANCIAL HIGHLIGHTS
(in millions of yen)

	FY2002 First half	FY2001 First half	% change	FY2001 Full year
Net sales	389,476	389,231	0.1%	793,952
Operating income	22,194	19,485	13.9%	30,410
Ordinary income (loss)*	7,420	1,186	525.6%	(4,010)
Extraordinary gains	15,832	4,474		19,527
Extraordinary losses	(14,510)	(14,056)		(53,017)
Aftertax net income (loss)	4,500	(4,692)		(20,991)
Net income (loss) per share	1.56 yen	(1.65 yen)		(7.39 yen)

2. DIVIDENDS

	FY2002 First half	FY2001 First half	FY2001 Full year
Dividends per share (yen)	-0-	-0-	-0-

3. FINANCIAL POSITION

	FY2002 First half	FY2001 First half	FY2001 Full year
Total assets	1,441,686	1,467,887	1,524,098
Total stockholders' equity	315,828	295,435	312,355
Stockholders' equity/total assets	21.9%	20.1%	20.5%
Stockholders' equity per share	110.15 yen	104.17 yen	108.93 yen

4. FORECAST FOR NON-CONSOLIDATED FY2002 (ending March 2003)
(in millions of yen)

Net sales	800,000
Ordinary income*	16,000
Net income	4,000
Dividend per share	-0-
Estimated net income per share	1.39 yen

Notes

i. Average number of shares in first-half 2002: 2,867,288,449 shares
Average number of shares in first-half 2001: 2,835,978,228 shares
Average number of shares in fiscal year 2001: 2,838,577,294 shares

iii. No changes have been made in accounting policies.

iv. * Ordinary income is also known as pretax recurring profit (or loss).
Number of shares issued in first-half 2002: 2,867,149,591 shares
Number of shares issued in first-half 2001: 2,835,979,786 shares
Number of shares issued in fiscal year 2001: 2,867,418,513 shares

v. Figures in parentheses denote losses or decreases.

INVESTOR INFORMATION

By the end of January 2002, Kobe Steel intends to send 2002 semi-annual reports to its overseas shareholders through their proxies in Japan. This report will also be available upon request from:

Kobe Steel, Ltd.
Investor Relations, Tokyo
Tel +81-3-5739-6043
Fax +81-3-5739-5973

MEDIA CONTACT:
Gary Tsuchida
Communication Center
Tel +81-3-5739-6010
Fax +81-3-5739-5971

Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Email www-admin@kobelco.co.jp
Web site www.kobelco.co.jp